CNA Chicago IL 60604-4107	D. Craig Mense
May 16, 2016	Executive Vice President and Chief Financial Officer Telephone 312-822-1222 Facsimile 312-822-2004 Internet craig.mense@cna.com

Securities and Exchange Commission
Division of Corporation Finance
Washington, DC 20549-6010

Attn:	Jim B. Rosenberg Senior Assistant Chief Accountant Office of Healthcare and Insurance

Re:	CNA Financial Corporation Form 10-K for the Fiscal Year December 31, 2015 Filed February 17, 2016 File No. 001-05823
VIA EDGAR FILING

Dear Mr. Rosenberg:

We acknowledge receipt of the letter of comment dated May 4, 2016 (the “Comment Letter”) with regard to the above-referenced filing and our April 7, 2016 response to the Staff’s March 28, 2016 letter of comment.

Our response to the Comment Letter is set forth below. For your convenience, the staff’s comments have been repeated herein and are followed by our response. CNA Financial Corporation (CNAF) and its subsidiaries are referred to as “the Company”, “we,” and “our.”

Notes to Consolidated Financial Statements
Note A. Summary of Significant Accounting Policies
Investments, page 66

1.
We note your response to prior comment one that the callable debt securities purchased at a premium have sufficiently similar characteristics that prepayment experience on them is expected to behave similarly in a variety of interest rate scenarios. In addition, you determined that these securities are homogeneous in their type, nature and absence of prepayment penalty. Please address the following:

•
Clarify whether the approximately 500 callable bonds purchased at a premium are grouped in a single pool or in multiple pools for calculation of the prepayment rate. If multiple pools, tell us how many.

•
Discuss in greater detail each characteristic in ASC 310-20-35-30 for the pool. Where variability exists within a characteristic among the securities in the pool, describe the variability and explain why it does not affect your ability to estimate the prepayment behavior of the pool.

•	Explain how you determined that securities in the pool can be expected to be similar in a variety of interest rate environments.

CNAF Response:

After consideration of the relevant characteristics of the approximately 500 callable bonds purchased at a premium (the “pool”) in our investment portfolio, we concluded that it is appropriate to group these bonds as a single pool. ASC 310-20-35-30 requires that all characteristics that would affect the ability of the lender to estimate the behavior of the group of loans be evaluated. The Company determined that the type of securities, purchase price at a premium to par, credit quality, and the call features were the most relevant, economic characteristics that contribute to the likelihood that the bonds would be prepaid on their first call date, or shortly thereafter as permitted by their terms. The discussion below supports our conclusion.

All securities in the pool are fixed maturity debt securities purchased at a premium to par and the first call price. Approximately 95% of the securities within the pool were issued by municipalities. For these municipal securities, approximately 97% are rated A or better, removing credit quality considerations, and thereby mitigating market volatility within the pool. Securities in the municipal market are generally issued at a significant premium, with a higher than market coupon interest rate. The above market coupon rate results in an issue price that is generally above the call price. This marketplace convention for municipal bond issuance produces an economic incentive whereby it is a likely expectation that the bond issuer will exercise its call on the bonds at the first available date or shortly thereafter.

We have observed that a persistent low interest rate environment typically results in considerable activity in the issuance of callable municipal bonds at a premium to the call price. In a rising interest rate environment, we have observed premium municipal bonds still being issued or a changing structural dynamic with new issuance being priced closer to par with accompanying changes in call price and schedules. Our analysis of the historical performance of these types of securities as well as developing varying interest rate scenarios in challenging our estimates to use for the most appropriate call date, indicated a redemption of the securities in the pool was likely at or near the first available call date given the current economic environment and our outlook of the future interest rate environment relative to this pool.

ASC 310-20-35-30 provides examples of characteristics to be considered in this evaluation. Each of the characteristics listed as examples in ASC 310-20-35-30 was considered as follows:

1.	Loan type: All securities in the pool are fixed maturity debt securities.

2.
Loan size: All securities within the pool are within a standard lot size for an institutional investor, and are within our investment policy guidelines. The Company determined the size of the Company’s holding in a given security did not have any significant impact on the likelihood of the security being called. The lot sizes within the pool range up to $47 million, with an average lot size of approximately $6 million.

3.
Nature and location of collateral: The securities within the pool are not collateralized, but rather are backed by the credit of the issuer. As discussed above, the nature of the municipal market makes it likely that a bond issued at a premium price will be called.

4.
Coupon and interest rate: The Company determined the stated coupon and interest rate of a security does not impact the likelihood of a call, but rather the premium at time of issue. As noted, securities in the municipal market are generally issued at a significant premium with a higher than market rate coupon, and are priced with the expectation that they will be called. The coupon rate within the pool ranges from 4.00% to 8.50%, with an average coupon rate of approximately 5%. A significant portion of these securities are tax-exempt, so the tax-equivalent coupon rate would be in excess of these rates.

5.
Maturity: The Company determined the maturity date and tenor of the security did not have an impact on the likelihood of a call. All of the securities in the pool are long term bonds, with 98% having a maturity tenor longer than 10 years, and an average of approximately 20 years. Final maturity dates on the pool extend through 2060.

6.
Period of origination: The Company determined the period of origination of the security did not have an impact on the likelihood of a call. As noted above, issue price, call price and coupon will adjust within the municipal marketplace depending on the interest rate environment at time of issuance, where bonds issued at a premium price will likely be called. Approximately 99% of the securities in the pool were issued within the last ten years.

7.
Prepayment history: As noted, the prepayment history of premium callable bonds held by the Company was consistent with the Company’s expectation that these types of bonds will be called. Approximately 70% of the Company’s callable bonds that reached their call date, were indeed called during 2012-2014 pursuant to early call provisions and redemption terms. The bonds that were called that were part of the pool referenced above (i.e. purchased at a premium) were called approximately 80% of the time in that same period. Historical prepayment experience demonstrated that the most likely prepayment scenario for any premium callable bond is for it to be called at its first call date or shortly thereafter.

8.	Level of fees / costs: The securities within the pool do not have net fees or costs associated with our holdings.

9.	Prepayment penalties: The securities within the pool do not generally have prepayment penalties, and are able to be prepaid within the established call date schedule.

10.	Interest rate type: Over 99% of the securities in the pool are fixed interest rate coupons.

11.
Expected prepayment performance in varying interest rate scenarios: The Company performed an interest rate shock analysis to determine the impact of rising and falling interest rates. A significant increase in interest rates of 100 basis points, would decrease the fair value of the pool of securities by approximately 8%, but would still result in 82% of the securities with a market price above the call price. A decrease in interest rates would result in an increased likelihood of prepayment across the pool.

Regarding differing interest rate environments, as noted above based on the interest rate shock analysis performed on the pool of securities, we determined that securities in the pool can be expected to be called in a variety of interest rate environments.

2.
In your response, you state that you apply the guidance in ASC 310-20 for your constant effective yield calculation for your fixed maturity securities. Based on your review of the historical experience and your portfolio management perspective, you concluded to utilize the earliest call date as the estimate of the prepayments/expected life for callable bonds purchased at a premium. Please address the following:

•
Tell us how use of the earliest call date represents a reasonable estimate of the timing and amount of prepayments particularly when your experience shows that 30% of these securities are not called at the earliest call date.

•
If these securities are treated as one pool for applying this guidance, confirm that you also calculate the constant effective yield, including the prepayment rate, as a pool and not by individual security similar to Example 3 in ASC 310-20-55.

•
Tell us your estimated prepayment rate for each pool as of December 31, 2015 and March 31, 2016, and how you account for changes in the estimate of prepayments including how you account for a security in the pool that is not called at the earliest call date.

CNAF Response:

The 70% prepayment rate referenced in our prior comment letter response represents all callable bond activity within our portfolio. As noted above, that percentage increases to 80% when only the bonds purchased at a premium are considered; further we only apply the prepayment percentage to securities that were purchased at a premium (i.e. the securities in the pool). Accordingly, we view the 80% as the measure of our actual prepayment experience on the pool. We believe that using the earliest call date provides a reasonable estimate of calls for this pool. Any difference between calculated actual and estimated experience is insignificant to our investment income and our financial statements taken as a whole.

We consider all the callable bonds purchased at a premium to be a single pool with a single prepayment assumption applied to all the securities in the pool. While our historical experience indicates that the pool prepayment rate is approximately 80%, we have established our initial prepayment assumption at 100% (i.e. all callable debt securities purchased at a premium are assumed to be called at the earliest call date).

The difference between applying the 80% prepayment assumption to the entire pool and applying a 100% prepayment assumption to the amortization of the premium on all callable bonds is not material at any financial reporting period.

Consistent with the discussion above, the prepayment assumption of 100% for all callable bonds purchased at a premium was used at both December 31, 2015 and March 31, 2016. We monitor the pool to ensure that our estimated prepayment assumption remains reasonable. Any change in our prepayment assumption will be accounted for in accordance with ASC 310-20-55-32.

* * * * * * *

The Company acknowledges that:

•	the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any questions or further comments, please call the undersigned at (312) 822-1222.

Very truly yours,

/s/ D. Craig Mense
D. Craig Mense
Executive Vice President and Chief Financial Officer

Cc:	Sasha Parikh, Division of Corporation Finance Assistant Chief Accountant
Keira Nakada, Division of Corporation Finance Assistant Chief Accountant